UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 23, 2020

Apex Technology Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39048	83-4461709
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

533 Airport Blvd

Suite 400

Burlingame, CA 94010

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (619) 736-6855

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	APXTU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	APXT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	APXTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

Business Combination Agreement

On November 23, 2020, Apex Technology Acquisition Corp., a Delaware corporation (“Apex”), Athena Technology Merger Sub, Inc., a Delaware corporation (“Merger Sub 1”), Athena Technology Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2” and, together with Merger Sub 1, “Merger Subs” and each, a “Merger Sub”) and AvePoint, Inc., a Delaware corporation (“AvePoint”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which Merger Sub 1 will be merged with and into AvePoint (the “First Merger”), with AvePoint surviving the First Merger as a wholly owned subsidiary of Apex, and promptly following the First Merger, AvePoint will be merged with and into Merger Sub 2 (the “Second Merger,” together with the First Merger, the “Mergers”, and together with the other transactions related thereto, the “Proposed Transactions”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of Apex (“Surviving Company”).

Transaction Consideration

Upon the consummation of the Mergers, the aggregate consideration to be paid to AvePoint equityholders will be (i) an amount in cash of approximately $261 million (the “Aggregate Cash Consideration”) and (ii) 143,366,077 shares of common stock of Apex, par value $0.00001 (“Apex Common Stock”) (such aggregate amount, the “Aggregate Stock Consideration”). The Aggregate Cash Consideration may be subject to downward adjustment based on the Cash Election (as defined below) and any cutback due to redemptions by stockholders of Apex and any such adjustment shall be offset by an equivalent increase in the Aggregate Stock Consideration based on a value of $10.00 per share of Apex Common Stock. AvePoint’s stockholders who hold shares of Series C Preferred Stock, par value $0.001 (“AvePoint Preferred Stock”) and certain named executives (the “Named Executives”) will receive an aggregate amount of $135 million and $35 million in cash, (subject to deduction for certain expenses) respectively, from the Aggregate Cash Consideration and will receive the balance of their consideration in shares of Apex Common Stock from the Aggregate Stock Consideration. All holders of shares of common stock of AvePoint, par value $0.001 per share (“AvePoint Common Stock”) other than the Named Executives will receive an aggregate amount of between $75 million and approximately $91 million in cash (subject to deduction for certain expenses) based on an election (“Cash Election”) from the balance of the Aggregate Cash Consideration and will receive the remainder of their consideration in shares of Apex Common Stock from the Aggregate Stock Consideration. Each outstanding option to purchase AvePoint Common Stock (“AvePoint Options”) other than certain options held by the Named Executives will be converted into or replaced with an option to purchase Apex Common Stock from the Aggregate Stock Consideration based on the exchange ratio set forth in the Business Combination Agreement. The holders of AvePoint Preferred Stock, AvePoint Common Stock and AvePoint Options may be entitled to receive up to an additional 3,000,000 shares of Apex Common Stock contingent upon the achievement of certain milestones set forth in the Business Combination Agreement (the “Contingent Consideration”).

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made customary representations, warranties and covenants, including, among others, with respect to the conduct of the businesses of AvePoint and Apex during the period between execution of the Business Combination Agreement and the consummation of the Business Combination. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Conditions to Closing

The obligations of AvePoint and Apex to consummate the Proposed Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of various conditions, including, among other things: (i) the accuracy of the representations and warranties of Apex and AvePoint, respectively; (ii) the performance by Apex and AvePoint, respectively, of its covenants and agreements; (iii) the absence of any material adverse effect that is continuing with respect to Apex or AvePoint, respectively, between the date of the Business Combination Agreement and the date of the Closing, (iv) the approval of AvePoint’s and Apex’s stockholders; (v) the effectiveness of the Registration Statement and the submission by Apex of the supplemental listing application to the Nasdaq Stock Market; (vi) the receipt of requisite government approvals, including approval related to the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended; (vii) the consummation by Apex of the Private Placements (as defined below); (viii) Apex having at least $5,000,001 of net tangible assets following the exercise of redemption rights provided in accordance with the organizational documents of Apex; and (ix) as a condition to AvePoint’s obligations, the total cash and cash equivalents of Apex at the Effective Time, after giving effect to the Merger and the Private Placements, being no less than $300 million.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) mutual written consent of Apex and AvePoint; (ii) subject to certain cure periods, by either AvePoint or Apex, as applicable, if there has been a breach of any representation, warranty, covenant or other agreement made by AvePoint or Apex, as applicable, that would result in the failure of related closing conditions; (iii) by either Apex or AvePoint if the Effective Time does not occur prior to the date that is 180 days after the date of the Business Combination Agreement, subject to certain exceptions; (iv) by either Apex or AvePoint if the transaction is prohibited by law or a government order; (v) by either Apex or AvePoint if approval is not obtained from Apex stockholders at the special meeting of Apex stockholders; and (vi) by Apex if approval is not obtained from AvePoint’s stockholders within 48 hours after the Registration Statement becomes effective.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Apex, AvePoint or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures by Apex.

Proxy and Registration Statement

As promptly as practicable after the date of the Business Combination Agreement and Apex’s receipt of AvePoint’s audited financial statements, Apex will prepare and file with the SEC a proxy and registration statement on Form S-4 (as amended or supplemented from time to time, the “Proxy”) to be sent to the stockholders of Apex (the “Apex Stockholders”) relating to the meeting of the Apex Stockholders (the “Apex Stockholders’ Meeting”) to be held to consider (i) approval and adoption of the Business Combination Agreement and the Proposed Transactions, (ii) approval of the issuance of Apex Common Stock as contemplated by the Business Combination Agreement and the Subscription Agreements (as defined below), (iii) approval of the amended and restated certificate of incorporation of Apex, (iv) election of directors to the Apex Board of Directors, (v) approval of the adoption of a new equity incentive plan in form and substance reasonably acceptable to Apex and AvePoint, (vi) approval of the adoption of an employee stock purchase plan in form and substance reasonably acceptable to Apex and AvePoint and (vii) any other proposals the parties deem necessary to effectuate the Proposed Transactions (collectively, the “Apex Proposals”).

Stock Exchange Listing

Apex will use its reasonable best efforts to cause the shares of Apex Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the Nasdaq Capital Market at the Closing. Until the Closing, Apex shall use its reasonable best efforts to keep the Apex Common Stock and warrants listed for trading on the Nasdaq Capital Market.

Related Agreements

Named Executive Equity Agreements

On November 23, 2020, the Named Executives entered into the Named Executive Equity Agreements (the “Named Executive Equity Agreements”) pursuant to which the Named Executives will contribute shares of AvePoint Common Stock to Apex immediately prior to the Effective Time in exchange for a portion of the Aggregate Cash Consideration.

The foregoing description of the Named Executive Equity Agreements is qualified in its entirety by reference to the form of Named Executive Equity Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, that certain registration rights agreement dated September 16, 2019 will be amended and restated and Apex, certain persons and entities holding securities of Apex prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Apex Common Stock pursuant to the Business Combination (the “New Holders” and together with the Initial Holders, the “Reg Rights Holders”) shall enter into an amended and restated registration rights agreement at the Closing (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Apex will agree that, within 15 business days after the Closing, Apex will file with the SEC (at Apex’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and Apex shall use reasonable best efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the New Holders can demand up to two underwritten offerings, and all of the Reg Rights Holders will be entitled to piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, certain key stockholders of AvePoint (the “Key AvePoint Stockholders”) will enter into agreements (the “Lock-Up Agreements”) providing that they will not, subject to certain exceptions, sell or transfer any shares of Apex Common Stock or securities convertible into or exercisable for Apex Common Stock held by them immediately after the effective time of the First Merger (the “Effective Time”) until 180 days after the Closing (the “Lock-Up Period”).

On November 23, 2020, each of Apex Technology Sponsor LLC (the “Sponsor”), Jeff Epstein and Brad Koenig entered into the Insider Letter Agreement (the “Insider Letter Agreement”) providing that such parties will not, subject to certain exceptions, sell or transfer certain shares of Apex Common Stock held by the Sponsor on behalf of Jeff Epstein and Brad Koenig immediately prior to the Effective Time (“Apex Founder Lock-Up Shares”) until 12 months after the Closing and will not sell or transfer 50% of the Apex Founder Lock-Up Shares until 24 months after the Closing.

The foregoing description of the Lock-Up Agreements and the Insider Letter Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the Insider Letter Agreement, copies of which are included as Exhibits 10.3 and 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Stockholder Support Agreement

On November 23, 2020, the Key AvePoint Stockholders entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which the Key AvePoint Stockholders agreed to vote all of their shares of AvePoint Common Stock and AvePoint Preferred Stock in favor of the approval and adoption of the Business Combination Agreement and the Proposed Transactions.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

On November 23, 2020, the Sponsor entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to vote all of its shares of Apex Common Stock in favor of the approval of the Business Combination Agreement and the Proposed Transactions and certain other proposals for approval by the stockholders of Apex as set forth in the Business Combination Agreement.

Pursuant to the Sponsor Support Agreement, the Sponsor agreed to deposit 2,916,700 shares of Apex Common Stock (“Sponsor Earn-Out Shares”) into escrow and that such shares will be subject to the vesting upon the occurrence, any time prior to or as of the seventh anniversary of the Closing, of either: (i), the closing price of Apex Common Stock is greater than or equal to $15.00 (as adjusted for share splits, share capitalization, reorganizations, recapitalizations and the like) over any 20 trading days within any 30 trading day period; or (ii) Apex consummates a change of control transaction.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.6 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

On November 23, 2020, Apex entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase an aggregate of 14,000,000 shares of Apex Common Stock (the “PIPE Shares”), at a purchase price of $10.00 per share for an aggregate purchase price of $140,000,000, in one or more private placement transactions (the “Private Placements”). The closing of the Private Placements pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Proposed Transactions. The purpose of the Private Placements is to raise additional capital for use by the combined company following the Closing.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.7 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Apex that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On November 23, 2020, the Company issued a press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 is a copy of an investor presentation to be used by the Company in connection with the Private Placements.

Apex and AvePoint will also hold a conference call at 12:30 p.m. Eastern time on November 23, 2020 to discuss the Proposed Transactions. A copy of the script for the call is furnished as Exhibit 99.3 hereto.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3 attached hereto shall not be deemed “filed” for purposes of Section 18 of Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Apex intends to file the Proxy with the SEC. Apex will mail a definitive proxy statement and other relevant documents to its stockholders. Apex’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about AvePoint, Apex and the Business Combination. When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to stockholders of AvePoint as of a record date to be established for voting on the Business Combination. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE TRANSACTION. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Apex Technology Acquisition Corp., 533 Airport Blvd., Suite 400, Burlingame, CA 94010, Attention: Secretary, (619) 736-6855.

Participants in the Solicitation

Apex and its directors and executive officers may be deemed participants in the solicitation of proxies from Apex’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Apex is contained in Apex’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 27, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Apex Technology Acquisition Corp., 533 Airport Blvd., Suite 400, Burlingame, CA 94010, Attention: Secretary, (619) 736-6855. Additional information regarding the interests of such participants will be contained in the Proxy.

AvePoint and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Apex in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Proxy.

Forward-Looking Statements

This Current Report on Form 8-K “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of Apex and AvePoint to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Apex’s ability to enter into definitive agreements or consummate a transaction with AvePoint; Apex’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Apex’s and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change or termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (ii) the outcome of any legal proceedings that may be instituted against Apex and AvePoint following the execution of the Business Combination Agreement and the Business Combination; (iii) any inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Apex, the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or other conditions to closing in the Business Combination Agreement; (iv) the amount of redemption requests made by the Apex Stockholders, (v) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (vi) the inability to maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (ix) costs related to the Business Combination; (x) changes in applicable laws or regulations; (xi) the possibility that AvePoint or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (xii) other risks and uncertainties indicated in the Proxy when available, including those under the section entitled “Risk Factors”, and in Apex’s other filings with the SEC.

Apex cautions that the foregoing list of factors is not exclusive. Apex cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Apex does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect Apex, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of Apex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in Part II, Item 1A of Apex’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2020, June 30, 2020 and September 30, 2020.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement, dated November 23, 2020.
10.1	Form of Named Executive Equity Agreement.
10.2	Form of Registration Rights Agreement
10.3	Form of Lock-Up Agreement
10.4	Insider Letter Agreement, dated November 23, 2020.
10.5	Stockholder Support Agreement, dated November 23, 2020.
10.6	Sponsor Support Agreement, dated November 23, 2020.
10.7	Form of Subscription Agreement.
99.1	Press Release, dated November 23, 2020.
99.2	Investor Presentation, dated November 23, 2020.
99.3	Conference Call Script dated November 23, 2020.
104.1	Cover page interactive data file (embedded within the Inline XBRL document).

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to supplementally furnish a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 23, 2020	APEX TECHNOLOGY ACQUISITION CORP.

	By:	/s/ Jeff Epstein
Name: Jeff Epstein
Title: Co-Chief Executive Officer, Chief Financial Officer and Secretary

Dated: November 23, 2020	By:	/s/ Brad Koenig
Name: Brad Koenig
Title: Co-Chief Executive Officer